PUMA BIOTECHNOLOGY, INC.

10880 Wilshire Blvd, Suite 2150

Los Angeles, CA 90024

December 18, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Puma Biotechnology, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35703

Dear Mr. Rosenberg:

This letter sets forth the responses of Puma Biotechnology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s
Form 10-K for the fiscal year ended December 31, 2013 filed on March 3, 2014, contained in your letter dated December 4, 2014.

For convenience of reference, the comments contained in your December 4, 2014 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Adjusted Statement of Operations, page 49

1.	Your adjusted statement of operations presents non-GAAP adjustments on the face of the GAAP statements of operations in MD&A which result in non-GAAP statements of operations. Please provide us proposed disclosure to be included in future periodic reports, including your earnings press releases furnished under Item 2.02 of Form 8-K, that remove any non-GAAP financial statements. Refer to Rule 10(e)(ii)(C) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the Company will revise its disclosure in future periodic reports, including the Company’s earnings press releases furnished under Item 2.02 of Form 8-K, to remove any non-GAAP financial statements. Attached hereto as Exhibit A is the format that the Company intends to use for that disclosure. For demonstration purposes, Exhibit A was prepared using the Company’s data for the fiscal year ended December 31, 2013, included in the Company’s Annual Report on Form 10-K filed on March 3, 2014.

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 57

2.	Please confirm to us that you applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013.

Response: The Company acknowledges the Staff’s comment and confirms that the Company applied the 1992 Framework issued by COSO as a basis for management’s assessments on the Company’s Internal Control Over Financial Reporting.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 or me at (424) 248-6500.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

cc:	Charles R. Eyler

Shayne Kennedy, Esq.

Exhibit A

Non-GAAP Financial Measures:

In addition to our operating results, as calculated in accordance with the accounting principles generally accepted in the United States, or GAAP, we use certain non-GAAP financial measures when planning, monitoring, and evaluating our operational performance. The following table presents our net loss and net loss per share, as calculated in accordance with GAAP, as adjusted to remove the impact of employee stock-based compensation and the outside CRO/licensor services and outside clinical development costs associated with the licensor legacy clinical trials that we are in the process of completing. These non-GAAP financial measures are not, and should not be viewed as, substitutes for GAAP reporting measures. We believe these non-GAAP measures enhance understanding of our financial performance, are more indicative of our operational performance and facilitate a better comparison among fiscal periods.

For the year ended December 31, 2013, stock-based compensation represented approximately 13.7% of our loss from operations. This cost is related to our employee hiring practice and the fair market value of the stock option grant on the day granted. The major component of the stock-based compensation for 2012 was the valuation of an anti-dilutive warrant issued to Mr. Auerbach, our President and Chief Executive Officer. We believe the issuance of the anti-dilutive warrant was a onetime occurrence and the full value of the warrant has been recorded in our consolidated financial statements.

The majority of the cost associated with the licensor legacy clinical trials during 2012 were related to external costs that we were responsible for but that were subject to a cap. Having reached the cap, the licensor became responsible for all external costs associated with the licensor legacy clinical trials going forward and we had only limited costs associated with our managing these trials during 2013 and expect to have limited cost through to completion of these studies.

Reconciliation of GAAP Net Loss to Non-GAAP Adjusted Net Loss and GAAP Net Loss Per Share to Non-GAAP Adjusted Net Loss Per Share

(unaudited)

(in thousands, except per share data)

	Year Ended December 31,
	2013	2012
GAAP net loss	$(54,659)	$(74,352)

Adjustments:
Stock-based compensation -
General and administrative	2,332	18,706	(1)
Research and development	5,188	923	(2)
Licensor legacy clinical trials -
Research and development	275	37,892	(3)

Non-GAAP adjusted net loss	$(46,864)	$(16,831)

GAAP net loss per share - basic and diluted	$(1.90)	$(3.42)
Adjustment to net loss (as detailed above)	0.27	2.65

Non-GAAP adjusted net loss per share	$(1.63)	$(0.77	)(4)

(1)	To reflect a non-cash charge to operating expense for General and Administrative Stock-based compensation.
(2)	To reflect a non-cash charge to operating expense for Research and Development Stock-based compensation.
(3)	To reflect a charge to operating expense as we became responsible for expenses and services related to maintaining and managing the licensor legacy clinical trials. These trials are not ongoing and related expenses are non-recurring.
(4)	Non-GAAP adjusted net loss per share was calculated based on 28,696,573 and 21,725,986 weighted average shares outstanding for the year ended December 31, 2013 and 2012, respectively.